Exhibit 99.2

April 27, 2021

TO:	Autorité des marchés financiers
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 –
Continuous Disclosure Obligations (“NI 51‑102”)

Dear Sirs:

Following the annual meeting of shareholders of TFI International Inc. (the “Corporation”) held on April 27, 2021 (the “Meeting”), and in accordance with section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the Meeting:

1.	Election of Directors of the Corporation

A ballot was conducted with respect to the election of directors. The eleven individuals named below were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

Name	Votes For		Votes Withheld
	Number	%	Number	%
Leslie Abi-Karam	72,089,858	99.95	33,224	0.05
Alain Bédard	69,211,990	95.96	2,911,092	4.04
André Bérard	68,559,984	95.06	3,563,098	4.94
Lucien Bouchard	69,614,626	96.52	2,508,456	3.48
William T. England	72,076,211	99.94	46,871	0.06
Diane Giard	72,103,273	99.97	19,809	0.03
Richard Guay	68,085,070	94.40	4,038,012	5.60
Debra Kelly-Ennis	72,103,126	99.97	19,956	0.03
Neil D. Manning	69,101,657	95.81	3,021,425	4.19
Joey Saputo	66,384,959	92.04	5,738,123	7.96
Rosemary Turner	72,107,402	99.98	15,680	0.02
2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Corporation by voice vote.

TFI INTERNATIONAL INC.

per:	(signed) Josiane M. Langlois

Josiane M. Langlois, Secretary